Exhibit 99.1

19 November 2024

Nexxen International Ltd

(“Nexxen” or the “Company”)

New $50 Million Ordinary Share Repurchase Program

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announces that the Company (directly and through its subsidiaries) will begin a new repurchase program today for up to $50 million of its Ordinary Shares from time to time.

The Company's Board of Directors believes repurchasing the Company's shares at what it believes reflects discounted valuation levels represents a strong investment opportunity that can generate long-term value for its shareholders.

About the Ordinary Share Repurchase Program

•	The Ordinary Shares will be repurchased on the AIM Market and the repurchase program will be financed through existing cash reserves.

•
The period of the Buy-Back programme commences on 19 November 2024 and will end at the earlier of 14 February 2025 (being the expected last day of dealing in the Ordinary Shares on AIM should the cancellation of trading on AIM be voted through by shareholders) or once the $50 million has been exhausted.

•
The repurchase program will be independently managed by Cavendish Capital Markets Limited, the Company's AIM broker, which will make trading decisions independently and without the influence of the Company, pursuant to the engagement entered into and announced on 18 November 2024.

•	The maximum price paid per Ordinary Share is to be no more than 105% of the average middle market closing price of an Ordinary Share on AIM for the five business days preceding the date of purchase.

•
Share repurchases will be made in accordance with applicable securities laws and regulations, and any Ordinary Shares acquired as a result of the repurchase program will be announced to the market without delay.

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Any Ordinary Shares acquired by the Company as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

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Any Ordinary Shares acquired by a subsidiary of the Company as a result of the repurchase program will not be reclassified as dormant shares under the Israeli Companies Law, but such Company subsidiary will not have any voting rights with respect to the acquired Ordinary Shares.

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The share repurchase program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company's discretion (if not in a close period), subject to applicable law.

•
Due to the limited liquidity in the issued Ordinary Shares, any repurchase of Ordinary Shares on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25% of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500